

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 16, 2015

<u>Via E-mail</u>
Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

   Re: AC Immune SA
     Amendment No. 2 to
     Draft Registration Statement on Form F-1
     Submitted October 2, 2015
     CIK No. 0001651625

Dear Ms. Pfeifer:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Our Business, page 1

1. Please revise your first reference to crenezumab in your prospectus summary to disclose that Genentech is responsible for the clinical development of this product, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing pursuant to your collaboration and license agreement. Accordingly, please also revise any disclosure in the prospectus summary or elsewhere in the prospectus

which indicates that you are "advancing crenezumab" in Phase 3 clinical trials. Please include similar revisions with respect to any other product candidates for which you have only out-licensed the intellectual property underlying a product candidate to note the entity directly responsible for clinical development and avoid disclosure indicating that you are involved in the clinical development process beyond the receipt of potential milestone payments.

2. We note your response to our prior comment 1 and your revised disclosure on page 3. Please revise your disclosure to explain what it means to be "not powered for significance" and why the ABBY study was commenced despite not being adequately powered to meets its primary endpoints.

3. Please remove your discussion of the statistical significance of the selected results of your subsequent exploratory analysis of the ABBY study from the prospectus summary including the chart on page 3. Detailed discussion of clinical results should be included in the Business disclosure where additional context can be provided to properly assess the disclosed results.

Risks Associated with Our Business, page 5

4. Please add a bullet point under this heading to disclose that your ability to derive revenue from crenezumab, ACI-35 and your anti-tau antibody product candidates are directly reliant on your collaborators' efforts to obtain regulatory and marketing approvals for, manufacture, sell, and market each product candidate.

5. Please add a bullet point under this heading to disclose that crenezumab did not meet its co-primary endpoints in its Phase 2 studies.

Use of Proceeds, page 58

6. Please revise your disclosure to provide the approximate amount of proceeds from the offering to be used to fund your share of the development of each of your therapeutics and diagnostic product candidates. In this respect, we note your disclosure that Genentech is responsible for the clinical development of both crenezumab and the anti-tau antibodies under your collaboration and license agreements.

Business, page 84

7. At your first discussion of statistically significant results with respect to the ABBY Study of crenezumab, please identify the accompanying p-value and provide a brief explanation of the importance of statistical significance and what p-values indicate about clinical results.

Overview, page 84

8. We note your response to our prior comment 11. Please disclose whether there is an active investigational new drug application ("IND") for crenezumab. If yes, please disclose the indication(s) and sponsor(s) for any such IND.

Notes to the Financial Statements
11. Revenues, page F-28

9. Please refer to your response to comment 26. Please expand your disclosures to clarify how you concluded the license under the Janssen agreement had standalone value separate from the R&D support services.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Suzanne Hayes
Assistant Director

cc: Via E-mail
Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017